Exhibit 8.2

Gerald J. Zafft	Direct Dial
GJZ@bks-law.com	(314) 719-3045

January 23, 2006

CWE Bancorp, Inc.

415 DeBaliviere

St. Louis, Missouri 63112

Re:	Agreement and Plan of Merger Dated as of October 25, 2005 (“Agreement”) by and among Pulaski Financial Corp. (“Pulaski Financial”), PF Acquisition Corp. (“Acquisition”) and CWE Bancorp, Inc. (“CWE”)

Ladies and Gentlemen:

We have acted as legal counsel to CWE in connection with the proposed merger of CWE into Acquisition pursuant to and in accordance with the terms and provisions of the Agreement (the “Merger”). This opinion is delivered pursuant to Section 6.1(e) of the Agreement and is limited to the two (2) federal tax issues set forth in said Section, namely, whether:

(i)	The Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (“IRC”); and

(ii)	Pulaski Financial and CWE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC.

A.	Relevant Facts

In rendering this opinion, we have considered the following relevant facts, based upon the representations of CWE and Pulaski Financial as set forth in the Agreement:

(a) CWE is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, and is registered with the Office of Thrift Supervision (“OTS”) as a savings and loan holding company. CWE has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.

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(b) CWE has one subsidiary, Central West End Bank, A Federal Savings Bank (the “Bank”). The Bank is not incorporated in any state, but rather exists by virtue of a Charter issued by OTS. The Bank has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.

(c) CWE has authorized capital stock of 3,000,000 shares of Common Stock, of which 881,516 shares are issued and outstanding.

(d) CWE has all requisite corporate power and authority to enter into the Agreement, to perform its obligations thereunder and to consummate the transactions contemplated by the Agreement. The execution and delivery of the Agreement and the consummation of the transactions contemplated by the Agreement have been duly authorized by all necessary corporate action on the part of CWE’s board of directors, and no other corporate proceedings on the part of CWE are necessary to authorize the Agreement or to consummate the transaction contemplated by the Agreement other than the approval and adoption of the Agreement by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of CWE Common Stock.

(e) Pulaski Financial is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is registered with the OTS as a savings and loan holding company. Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Pulaski Financial has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.

(f) Pulaski Financial’s capital consists of 18,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. As of September 30, 2005, 8,439,163 shares of Pulaski Financial Common Stock were issued and outstanding and no shares of Pulaski Financial preferred stock were issued and outstanding. The shares of Pulaski Financial Common Stock to be issued in exchange for shares of CWE Common Stock, upon consummation of the Merger and in accordance with the Agreement, have been duly authorized and when issued in accordance with the terms of the Agreement will be validly issued, fully paid and nonassessable, and subject to no preemptive rights.

(g) Pulaski Financial and Acquisition each has all requisite corporate power and authority to enter into the Agreement, to perform its respective obligations

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thereunder and to consummate the transactions contemplated by the Agreement. The execution and delivery of the Agreement, and the consummation of the transactions contemplated by the Agreement, have been duly authorized by all necessary corporate actions on the part of the boards of directors of Pulaski Financial and Acquisition, and no other corporate proceedings on the part of Pulaski Financial or Acquisition are necessary to authorize the Agreement or to consummate the transaction contemplated by the Agreement.

In rendering this opinion, we have also considered the following relevant facts, which we have assumed, but without any independent investigation, to be true and accurate:

1.	The genuineness of all signatures of all parties to the Agreement;

2.	That the representations and warranties as to factual matters contained in the Agreement are true and correct;

3.	All required governmental, third party and stockholder approvals have been obtained;

4.	CWE will merge with and into Acquisition, in accordance with and subject to the terms and conditions of the Agreement, with Acquisition being the surviving corporation in the Merger, all in accordance with The General and Business Corporation Law of Missouri;

5.	Acquisition shall have executed and delivered Articles of Merger to the Missouri Secretary of State for filing pursuant to The General and Business Corporation Law of Missouri;

6.	As a result of the Merger, Acquisition will possess all of the properties, rights, privileges, powers and franchises of CWE and shall be subject to all the debts, liabilities and obligations of CWE;

7.

Subject to the provisions of the Agreement, and by virtue of the Merger, each share of CWE Common Stock issued and outstanding at the time of the Merger shall become and be converted into, at the election of the shareholder as set forth in the Agreement, either the right to receive (i) cash, or (ii) Pulaski Common Stock; provided, however, fifty percent (50%) of the total number of shares of CWE Common Stock in the aggregate shall be converted into Pulaski Common Stock, in accordance with and

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pursuant to the terms and provisions of the Agreement which includes a proration mechanism to ensure that fifty percent (50%) of the CWE shares will be exchanged for cash and fifty percent (50%) of the CWE shares will be exchanged for Pulaski Financial stock. The Agreement further provides that in order to satisfy the “continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC,” at least forty percent (40%) of the aggregate merger consideration will be Pulaski Financial Common Stock.

8.	In a second step, Acquisition will be merged with and into Pulaski Financial.

9.	Simultaneously with or immediately following the execution and delivery of the Articles of Merger to the Missouri Secretary of State, the Bank will merge with and into Pulaski Bank, a wholly owned subsidiary of Pulaski Financial, pursuant to and in accordance with the Plan of Merger attached to the Agreement as Exhibit B.

10.	Subsequent to the merger of the Bank into Pulaski Bank, a significant portion of the Bank’s historic business and business assets will continue to be used by Pulaski Bank, a wholly owned subsidiary of Pulaski Financial.

11.	CWE is conducting the savings and loan/banking business through its subsidiary, the Bank; Pulaski Financial is conducting the savings and loan/banking business through its subsidiary, Pulaski Bank; and, after the Merger of CWE with and into Acquisition, the merger of Acquisition with and into Pulaski Financial, and the merger of the Bank with and into Pulaski Bank, CWE’s historic business will be continued by Pulaski Financial which will also continue to use a significant portion of CWE’s historic business assets.

12.	Neither Pulaski Financial nor any member of the “qualified group” (as defined in Reg. § 1.368-1(d)(4)(ii)) of which Pulaski Financial is a member (the “Pulaski qualified group”) will acquire any Pulaski Financial Common Stock from any stockholder of CWE; nor will Pulaski Financial or any member of the Pulaski qualified group acquire any CWE Common Stock before the Merger.

In rendering this opinion, we have further assumed, without any independent investigation, but based upon assertions contained in the draft of Amendment No. 1 to

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Form S-4 Registration Statement under the Securities Act of 1933 to be filed by Pulaski Financial with the Securities and Exchange Commission submitted to us (the “Registration Statement”) that the business reason for CWE’s board of directors approving the Merger and recommending its approval by the stockholders of CWE, is because CWE’s board of directors has determined that the Merger is advisable and fair to, and in the best interests of, CWE, its stockholders, its customers and the community it serves, based upon the consideration of a number of factors, including among others:

•	The expected results from continuing to operate as an independent community banking institution, and the likely benefits to stockholders, compared with the value of the Merger consideration offered by Pulaski Financial;

•	Information concerning the businesses, earnings, operations, financial condition and prospects of CWE and Pulaski Financial;

•	The terms of the Agreement and the structure of the Merger, including the fact that CWE stockholders will have the opportunity to elect to receive either cash, Pulaski Financial Common Stock, or both, in exchange for their CWE shares;

•	The review made by CWE’s board of directors of various pricing and other data in an attempt to establish CWE’s value in a Merger or sales transaction;

•	The review conducted by the CWE board of directors of the strategic options available to CWE and the assessment of the CWE board of directors that none of those options presented superior opportunities or were likely to create greater value for CWE stockholders than the prospects presented by the proposed Merger with Pulaski Financial;

•	The fact that the market for shares of Pulaski Financial common stock is substantially broader than the current market for shares of CWE common stock;

•	The fact that Pulaski Financial has historically paid a regular quarterly dividend on its common stock, whereas CWE has not;

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•	The current and prospective economic, competitive and regulatory environment facing CWE and independent community banking institutions generally;

•	The board of directors’ assessment that CWE would better serve the convenience and needs of its customers and the communities that it serves through affiliation with a financial institution such as Pulaski Financial that has a larger infrastructure, wider selection of financial products and services and larger asset base;

•	The likelihood of Pulaski Financial receiving regulatory approval of the Merger; and

•	The likelihood of CWE stockholders approving the Merger.

In rendering this opinion, we have further assumed, without any independent investigation, but based upon assertions in the Registration Statement, Pulaski Financial’s board of directors believes that the Merger is in the best interests of Pulaski Financial and its shareholders. In deciding to approve the Merger, Pulaski Financial’s board of directors considered a number of business factors, including:

•	CWE’s community banking orientation and its compatibility with Pulaski Financial and its subsidiaries;

•	Management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality of CWE; and

•	The likelihood of regulators approving the Merger without undue conditions or delay.

B.	Significant Federal Tax Issues.

This opinion relates only to opining whether upon consummation of the proposed Merger, in accordance with the terms and provisions of the Agreement, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Pulaski Financial and CWE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC.

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There may exist additional significant issues that could affect the federal tax treatment of this transaction, but this opinion neither considers nor provides a conclusion with respect to any such additional federal tax issue. This opinion was not written and cannot be relied upon by a taxpayer or anyone else, with respect to any significant federal tax issue other than the two issues stated above, namely whether (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Pulaski Financial and CWE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC, for the purposes of avoiding penalties that may imposed upon such taxpayer or person by the Internal Revenue Service.

C.	Analysis of Federal Tax Issues.

The federal tax issues to be analyzed in this opinion are whether upon consummation of the proposed Merger in accordance with the terms and provisions of the Agreement, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Pulaski Financial and CWE will each be a party to that reorganization within the meaning of 368(b) of the IRC.

1.	Treatment as a Reorganization.

a.	Introduction.

A transaction which qualifies as a “reorganization” generally will not cause the recognition of gain or loss to the participants, other than to the extent they receive money or property not permitted to be received tax-free pursuant to IRC Sections 354 or 355. See IRC Section 356(a)(1). For this reason, reorganizations must be distinguished from sales which generally do result in the recognition of gain or loss. Although the statutory provisions defining reorganizations in Section 368 of the IRC are very detailed and complex, they do not embody all the relevant law. A significant portion of the tax law relating to the “reorganization area” grew out of and developed as a result of case law. In reviewing transactions to determine if they truly were reorganizations, entitled to so-called “tax-free” treatment, or whether they were something else, the courts over the years developed a number of judicial doctrines or requirements that must be met in order to qualify as a reorganization, in addition to meeting the statutory definitions. These judicial doctrines have been codified in the regulations issued by the Treasury Department (“regulations”).

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Whether the proposed Merger, upon consummation, will be treated as a “reorganization” within the meaning of Section 368(a) of the IRC, depends upon whether the transaction meets the statutory definition of a “reorganization,” as set forth in Section 368(a) of the IRC, and also complies with certain judicial doctrines which have been adopted over the years and are now part of the regulations. The judicial doctrines which are particularly applicable to the Merger contemplated by the Agreement are (1) a requirement that the transaction must be undertaken for a reason which directly relates to the business of one of the corporations involved (“Business Purpose”), (2) that there be a continuity of CWE’s business enterprise under modified corporate form (“Continuity of Business Enterprise”), and (3) there be an ongoing continuity of interest in the reorganized corporation (Pulaski Financial) by the former shareholders of the acquired corporation (CWE) (“Continuity of Interest”).

b.	Statutory Provisions.

Section 368(a)(1) of the IRC provides, in relevant part, that “the term ‘reorganization’ means – (A) a statutory merger or consolidation;...” The Merger of CWE into Acquisition, pursuant to The General and Business Corporation Law of Missouri, would constitute a “statutory merger.” As such, it meets the definition of Section 368(a)(1)(A) of the IRC, and, therefore, is a “reorganization.” However, consideration must be given to the fact that the former shareholders of CWE will receive common stock of Pulaski Financial, rather than stock of Acquisition.

The Merger, as contemplated by the Agreement, provides that CWE will be merged into Acquisition, which is the subsidiary of Pulaski Financial in exchange for Pulaski Financial Common Stock. As the result of the Merger all the properties of CWE will be acquired by Acquisition. The Merger would have qualified under Section 368(a)(1)(A) of the IRC had it been effected directly into Pulaski Financial and only stock of Pulaski Financial and no stock of Acquisition will be used in the transaction. This so-called “forward subsidiary merger” or “forward triangular merger,” will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A) by virtue of Section 368(a)(2)(D). Bittker and Eustice, Federal Income Taxation of Corporations and Shareholders, 7th Edition, [hereinafter “B&E”], paragraph 12.25[1],[2]. However, in order to constitute a “reorganization,” the Merger must also comply with the various judicial doctrines as embodied in the regulations.

Neither the statutory provision defining reorganizations nor the provision defining “a party to a reorganization” requires the adoption of a plan of reorganization. However, the sections of the IRC granting tax-free status to the participants in a reorganization require that the transaction be “in pursuance of the plan of reorganization.” IRC

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Sections 354 and 361. The regulations have also embodied this requirement. Reg. §1.368-3(a).

The judicial doctrines and the requirement of a “plan of reorganization” will be analyzed separately.

c.	Judicial Doctrines.

(1) Business Purpose. The Business Purpose doctrine originated with the Supreme Court’s decision in Gregory v. Helvering, 293 US 465 (1935) which held that strict compliance with the reorganization provisions of the tax law would not be sufficient unless there was also a legitimate and bonafide business purpose served by the reorganization, that is, the reorganization must be germane to the business of the corporation. Reg. §1.368-2(g). Tax savings alone is not a proper business purpose. See also IES Industries, Inc. v. United States, 253 F.3d 350 (8th Cir. 2001); and B&E paragraph 12.61[1].

The factors considered by the boards of directors of CWE and Pulaski Financial in approving the Agreement and determining that the Merger is in the best interest of each corporation and its respective stockholders, in our opinion, satisfies the Business Purpose doctrine.

(2) Continuity of Business Enterprise. The regulations make the continuation of the business enterprise through the acquiring corporation under a modified corporate form a requirement for there to be a reorganization. Reg. §1.368.1(b). Pulaski Financial must either continue CWE’s historic business or use a significant portion of CWE’s historic business assets in a business. Reg. §1.368-1(d)(1),(4). The Merger of CWE with and into Acquisition, the merger of Acquisition with and into Pulaski Financial and the merger of the Bank with and into Pulaski Bank will constitute the continuation of CWE’s and the Bank’s historic business by Pulaski Financial. See Reg. §1.368-1(d)(5), Example 6. The termination of a corporation’s business activity or such an interruption of that business activity that its continuity is broken, is inconsistent with a reorganization. See Pridemark, Inc. v. CIR, 345 F2d. 35 (4th Cir. 1965). B&E paragraph 12.61[2].

Based upon all facts and circumstances of the proposed Merger, in our opinion, the transaction will satisfy the Continuity of Business Enterprise requirement.

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(3) Continuity of Proprietary Interest. The requirement that the original owners retain a continuing interest in the reorganized corporation in order to have a tax-free reorganization, arose, much like the requirement for the presence of a business purpose, as a result of the judicial efforts to confine the reorganization provisions to their proper function, and to eliminate any disguised sales. Reg. §1.368-1(e)(1)(i).

Because the statutory definition of the Merger does not include any requirement as to the type or extent of consideration received, it is necessary to look at a number of cases to determine the requirements. The Supreme Court has held that the acquisition of substantially all the properties of one corporation by another in exchange for cash and short term promissory notes did not satisfy the Continuity of Interest doctrine. Cortland Specialty Co. v. CIR, 60 F2d. 937 (2nd Cir.), cert. denied 288 US 599 (1932). Nor are short term purchase money notes adequate. Pinellas Ice & Cold Storage Co. v. CIR, 287 US 462 (1933).

The Supreme Court in Helvering v. Minnesota Tea Co, 296 US 378 (1935), held that the seller must acquire a definite and material interest in the purchasing company, and that interest “must represent a substantial part of the value of the thing transferred.” Ibid p. 385-386. In Minnesota Tea the Supreme Court held that where fifty-six (56%) of the consideration was equity that is sufficient.

Over the years, two distinct aspects of the Continuity of Interest requirement have evolved. The first is the qualitative nature of the consideration, which must be an equity interest, whether common or preferred stock. The second element is the relative amount of the equity interest received compared to the entire consideration received. B&E paragraphs 12.21 [1], [3].

The courts have consistently held that stock, whether common or preferred, voting or non-voting, is sufficient to satisfy the equity interest requirement. As to the quantitative side of the equation, the Supreme Court has held that thirty-eight percent (38%) non-voting preferred stock is sufficient John A. Nelson Co. v. Helvering, 296 US 374 (1935). Even twenty-five percent (25%) of common stock is sufficient. Miller v. CIR, 84 F.2d 415 (6th Cir. 1936). However, the Internal Revenue Service (“IRS”) has adopted certain guidelines setting forth its requirements for advance rulings. Rev. Proc. 77-37, 1977-2 CB 568. The IRS will not rule favorably on a merger unless, among other things, the acquired corporation’s shareholders receive at least fifty percent (50%) equity consideration. Rev. Proc. 77-37, 1977-2 CB 568.

In the proposed Merger involving CWE, the Agreement provides for fifty percent (50%) consideration in the form of Pulaski Financial Common Stock, and

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also contains a proration mechanism to ensure that percentage is met. As such, that is sufficient to meet the Continuity of Interest requirement. Reg. §1.368-1(e)(2), Example 9. The Agreement provides that at least forty percent (40%) of the aggregate consideration will be Pulaski Financial Common Stock “to satisfy (the) continuity of interest requirements… under Section 368(a) of the IRC, …” And, that also is sufficient. Reg. §1.368-1(e)(2)(v), Example 1. Therefore, it is our opinion that the Merger will satisfy the Continuity of Interest Requirement.

d. Plan of Reorganization. The regulations provide that “the plan (of reorganization)… must be adopted by each of the corporations parties thereto; and the adoption must be shown by the acts of its duly constituted responsible officers, and appear upon the official records of the corporation.” Reg. §1.368-3(a). The Agreement recites that is also the Plan of Merger. And, because the Agreement was adopted by and pursuant to action by the boards of directors of the respective corporations, as reflected upon the records of such corporations, there does in fact exist a “plan of reorganization.” B&E paragraph 12.21[10].

It is, therefore, our opinion that the Agreement will be treated as a Plan of Reorganization.

D.    Conclusion. Because the Merger meets the statutory definition of a reorganization, satisfies the applicable judicial doctrines (of Business Purpose, Continuity of Business Enterprise and Continuity of Interest) and is pursuant to a Plan of Reorganization, we are of the opinion that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC.

E.    Party to Reorganization. We have opined that the Merger, pursuant to and in accordance with the terms and provisions of the Agreement, complies with the applicable judicial doctrines and satisfies the statutory requirements of Section 368(a) and, therefore, constitutes a reorganization. This, then, leads to the question whether Pulaski Financial and CWE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC.

The Internal Revenue Code provides that “the term ‘a party to a reorganization’ includes – … (2) both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another…. In the case of a reorganization qualifying under paragraph (1)(A) or (1)(G) of subsection (a) by reason of paragraph (2)(D) of that subsection, the term ‘a party to a reorganization’ includes the controlling corporation referred to in such paragraph (2)(D).’” See Reg. §1.368-2(f) and B&E paragraph 12.25[2][g].

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Because Acquisition will have acquired all of the properties of CWE as a result of the Merger, then both Acquisition and CWE are “parties to a reorganization” within the meaning of Section 368(b)(2). And, because the reorganization will qualify as such under Section 368(a)(1)(A) by reason of Section 368(a)(2)(D), then Pulaski Financial, the controlling corporation of Acquisition, will also be included in the term “a party to a reorganization.”

Conclusion. It is our opinion that Pulaski Financial and CWE will each be a party to the reorganization (Merger of CWE into Acquisition) within the meaning of Section 368(b) of the IRC.

F.	Overall Conclusion.

Based upon the forgoing, it is our opinion that:

(i) The Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC; and

(ii) Pulaski Financial and CWE will each be a party to that reorganization within the meaning of Section 368(b) of the IRC.

G.	Comments, Assumptions, Limitations, Qualifications and Exceptions.

The opinions expressed are based upon and subject to the further comments, assumptions, limitations, qualifications and exceptions set forth below:

1. This opinion is rendered pursuant to and in accordance with Section 10.35 of 31 CFR Part 10 (Practice Before the Internal Revenue Service), Treasury Department Circular 230, because, in our opinion, it is a “covered opinion” within the meaning of said provisions.

2. This opinion should not be construed as a prediction of favorable outcome with respect to any tax issue not expressly addressed in this opinion.

3. The conclusions, predictions, statements and analyses presented in this Opinion are not binding upon the Internal Revenue Service or any other taxing authority. Furthermore, this opinion should not be construed as a guaranty that the IRS might not differ with the conclusions, predictions, statements and analyses presented in this opinion, or raise other questions or issues upon audit, or that such action taken by the

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IRS would not be judicially sustained. This opinion is for use solely by CWE to fulfill, in part, its obligations and undertakings pursuant to the Agreement, and for no other purpose. This opinion may not be relied upon by any other person or entity under any circumstances whatsoever without the prior written consent of this firm. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the references therein to us. Except for such limited consent, this opinion may not be quoted in whole or in part, or otherwise referred to in any other context, nor is it to be filed with any governmental agency, without the prior written consent of this firm.

4. The opinions expressed in this opinion are specifically limited to the currently applicable laws of the United States.

5. This opinion is limited to the matters stated in this opinion and no opinions may be implied or inferred beyond the matters expressly stated in this opinion.

6. The opinions expressed in this opinion are as of the date of this opinion, and we assume no obligation to update or supplement such opinions to reflect any facts or circumstances that may come to our attention or any changes in law that may occur, after the date of this opinion.

IMPORTANT DISCLOSURE

Please note that this opinion was written to support the recommendation by the board of directors of CWE that the shareholders approve the Agreement and Merger, the tax consequences of which are the subject of the limited scope of this opinion. Any person wishing to engage in the Merger should seek advice, based upon that person’s particular circumstances, from a competent independent tax advisor.

Very truly yours,

Blumenfeld, Kaplan, and Sandweiss, P.C.

By:	/s/ Gerald J. Zafft
Gerald J. Zafft,
Vice President